Exhibit 99.2

ROUMELL ASSET MANAGEMENT, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815

December 21, 2020

BY EMAIL AND OVERNIGHT DELIVERY

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

Attn:  Timothy Hoeffner

Re:	Demand to Inspect Books and Records of Enzo Biochem, Inc. Pursuant to Section 624(b) of the New York Business Corporation Law

Dear Mr. Hoeffner:

I am writing in response to your letter, dated December 19, 2020 (the “Response Letter”) and attached as Appendix A hereto. You incorrectly state in the Response Letter that Section 624(b) of the New York Business Corporations Law (the “BCL”) only requires Enzo Biochem, Inc., a New York corporation (the “Company”), to make available its “record of shareholders” in-person in response to Roumell Asset Management, LLC’s (“Roumell”) rightful demand for certain books and records, as set forth in its initial demand delivered to the Company on December 8, 2020 (the “Demand Letter”). Roumell again reiterates its demand, originally made nearly two weeks ago, for information to which it is legally entitled under clear and unambiguous New York law regarding, among other things, the Company’s beneficial owners. The Company’s continued delay and refusal to supply this information undermines shareholder democracy. These entrenchment tactics speak volumes of how the Company treats its shareholders, particularly because in the Response Letter, the Company does not even provide a means of reviewing the “record of shareholders” besides an in-person inspection during a global pandemic.

Simply put, Section 624(b) of the BCL entitles Roumell to all information in the Company’s possession regarding its beneficial owners. It states that if a shareholder makes a proper request (which Roumell has already done) for “information regarding beneficial owners, the corporation shall make available such information in its possession regarding beneficial owners as is provided to the corporation by a registered broker or dealer or a bank, association or other entity that exercises fiduciary powers in connection with the forwarding of information to such owners.”

It is also well established under New York case law that Section 624(b) of the BCL should be liberally construed. In Bohrer v. International Banknote Co., the Court held that “[t]he statute seeks, to the extent possible, to place shareholders on an equal footing with management in obtaining access to shareholders” and granted access to the company’s (1) shareholder list, (2) non-objecting beneficial owner list, (3) CEDE breakdown or any similar listing of holders of shares by nominees for the beneficial owners thereof, (4) magnetic computer tapes listing the common shareholders and preference shareholders, showing the name, address and number of shares held by them, and such computer processing data as is necessary to make use of the tapes and printouts of said tapes and (5) daily transfer sheets.1

Therefore, without waiving any rights to other information requested in the Demand Letter, Roumell requests confirmation that the “record of shareholders” referenced in the Response Letter includes the Company’s non-objecting beneficial owners’ list (“NOBO list”) as of the record date for the upcoming annual meeting of shareholders (the “Annual Meeting”). If the Company does not intend to provide the NOBO list based on the Company’s belief that Roumell is not entitled to it, please provide a legal basis for this position.

If the Company does not possess the NOBO list as of the record date for the Annual Meeting, please provide the most recent NOBO list in the Company’s possession, such as any NOBO list or other shareholder information used in connection with the Company’s mailings to shareholders this month and any NOBO list used in connection with the Company’s most recent annual meeting of shareholders, including the NOBO list requested by the Company last year from Broadridge Financial Services and Mediant Communications for a December 3, 2019 record date. Please also confirm that if the Company obtains any NOBO list with respect to the Annual Meeting or any adjournments or postponements thereof, it will provide Roumell with a copy of this list within 24 hours of it coming into the possession of the Company.

We request a response to this letter no later than December 21, 2020 at 5:00 p.m. Eastern Time. If you have any questions or wish to discuss any of the foregoing, please contact me via telephone at 410-244-7546. We reserve all rights.

(Signature page follows)

1 Bohrer v. International Banknote Co., 150 A.D.2d 196, 196 – 197 (1st Dep’t 1989); see also Goldstein v. Acropolis Gardens Realty Corp., 116 A.D.3d 776, 777 (2nd Dep’t 2014) (holding that “the petitioner satisfied the Requirements of Business Law § 624(b) and is, therefore, entitled to a list of shareholders and their mailing addresses”).

Very truly yours,

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
	Name:	James C. Roumell
	Title:	President

cc: Elazar Rabbani, Ph.D., at Enzo Biochem, Inc.

Signature Page to Response Letter

APPENDIX A

Letter Dated December 19, 2020

mwe.com Timothy Hoeffner Attorney at Law thoeffner@mwe.com +1 212 547 5595

December 19, 2020

VIA EMAIL

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

jroumell@roumellasset.com

Re:	Roumell Asset Management/Enzo Biochem, Inc.

Dear Mr. Roumell:

We write on behalf of Enzo Biochem, Inc. (“Enzo” or the “Company”) in response to your letter on behalf of Roumell Asset Management, LLC (“Roumell”), dated December 18, 2020 (the “Response”). The Response fails to address the merits of Enzo’s letter and appears to be nothing more than posturing for purposes of filing a Schedule 13D.

Your letter misreads the very clear limitations of New York Law. New York Business Corporations Law (“NYBCL”) Section 624(b) provides, in relevant part that “[a]ny person who shall have been a shareholder of record of a corporation upon at least five days’ written demand shall have the right to examine in person or by agent or attorney, during usual business hours, its minutes of the proceedings of its shareholders and record of shareholders and to make extracts therefrom for any purpose reasonably related to such person’s interest as a shareholder.” (emphasis added). It provides for access to nothing more. Accordingly, Enzo will make available for inspection and copying its “record of shareholders” during usual business hours at the office of Michael Fein of Kingsdale Advisors, 745 Fifth Avenue, Suite 500, New York, NY 10151. Please advise me of a day that works for your review this week. Mr. Fein and his team can be available as early as Monday morning at 10:30 am. The cost for the shareholder list, which we have obtained to satisfy your request is $1000, which may be satisfied by a check to Kingsdale. We note also that the Company’s Articles of Incorporation and the By-Laws, which you request, are publicly available on Enzo’s website.

With respect to Roumell’s changes to the Non-Disclosure Agreement (“NDA”), Enzo accepts the changes made therein and has enclosed a fully executed copy of the NDA.

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340 Madison Avenue New York NY 10173-1922 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

James C. Roumell

December 19, 2020

Should you have questions regarding the foregoing, please contact me at (212) 547-5595.

Sincerely,

/s/ Timothy E. Hoeffner

Timothy E. Hoeffner